                                                                      Exhibit 13

                                                                  CONFORMED COPY

To:   Andrew Dixey
      Hill House
      Bloxham
      Oxfordshire OX15 4PH

Date: 14th April, 2003

Dear Mr Dixey

Subscription for shares in Ohsea Holdings Limited (the Company)

We refer to:

(i)  a subscription undertaking dated 11th April, 2003 from Michael A. Ashcroft
     (MAA) to the Company and GMAC Commercial Finance PLC pursuant to which MAA has undertaken to subscribe for additional shares in the capital of the Company, at a subscription price of $2.10 per share, for an aggregate subscription price of up to a maximum of (pound)1,000,000 (the Subscription Undertaking); and

(ii) a warrant agreement between the Company and CS Services Limited (CSS) dated the date of this letter pursuant to which CSS is entitled to subscribe for additional A ordinary shares of 0.1 pence each in the capital of the Company, at a subscription price of $2.10 per share, for an aggregate subscription price of up to a maximum of (pound)1,000,000 (the CS Warrant Agreement).

Subject to you providing us with a banker's draft or a bank guarantee, in a form reasonably satisfactory to us, on or prior to the date on which the scheme document (in respect of the scheme of arrangement under section 425 of the Companies Act 1985 pursuant to which the Company will acquire certain shares in Professional Staff plc) is posted, it is hereby agreed that:

(a) the Company will grant you the right to subscribe for additional B ordinary shares of (pound)1 each in the capital of the Company, at a subscription price of $2.10 per share, for an aggregate subscription price of up to a maximum of (pound)28,847 on the terms of the warrant agreement in the form attached to this letter;

(b) the Company and CSS will amend the CS Warrant Agreement so that CSS will be entitled to subscribe for additional A ordinary shares of 0.1 pence each Company, at a subscription price of $2.10 per share, for an aggregate subscription price of up to a maximum of (pound)678,499; and

(c) you will subscribe up to (pound)28,847 for B ordinary shares in the Company pursuant to the Subscription Undertaking provided that such subscription right will be reduced pro rata if the aggregate subscription price under the Subscription Undertaking is less than (pound)1,000,000 and you will provide funds to allow payment of such amounts pursuant to the Subscription Undertaking.

We should be grateful if you would confirm your agreement to these terms by countersigning and returning the attached copy of this letter.

Yours faithfully,


/s/ Andrew Wilson                       /s/ Michael A. Ashcroft
-------------------------------------   ----------------------------------------
Name: Andrew Wilson                     Name: Michael A. Ashcroft
Title: Director                         Title: Lord
for and on behalf of
Ohsea Holdings Limited


/s/ Andrew Wilson
-------------------------------------
Name: Andrew Wilson
Title: Director
for and on behalf of
CS Services Limited

I have read and understood the terms and conditions of this letter and I agree to and accept them.


Signed: /s/ Andrew Dixey                 Date: April 14th 2003
-------------------------------------
Name: Andrew Dixey
Title: Director